

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2012

<u>Via E-mail</u>
Thomas C. Stevens
Vice Chairman and Chief Administrative Officer
KeyCorp
127 Public Square
Cleveland, Ohio 44114-1306

> **Re:** **KeyCorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-11302**

Dear Mr. Stevens:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. Please describe to us any developments in your dealings with OFAC concerning Iran since your letter to us dated July 28, 2009. As you know, Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. In this regard, describe to us the nature and extent of any past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements, since your referenced letter. Include in your response a description of any direct or indirect fees or services you have provided or anticipate providing, directly or indirectly, to Iran, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the Iranian government or entities owned or controlled by that government.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance